Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Nomura’s ratio of earnings to fixed charges, and the amount of fixed charge deficiency, for the five fiscal years ended March 31, 2013 and the three months ended June 30, 2013, in accordance with U.S. GAAP.

	Fiscal year ended March 31					Three months ended June 30,
	2009	2010	2011	2012	2013	2013
	(Millions of yen)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥(774,731)	¥92,323	¥81,653	¥79,242	¥219,133	¥105,314
Add: Fixed charges	351,884	205,929	254,794	315,901	266,313	73,948
Distributed income of equity investees	7,307	4,827	4,802	4,508	5,568	3,815

Earnings as defined	¥(415,540)	¥303,079	¥341,249	¥399,651	¥491,014	¥183,077

Fixed charges(1)	¥351,884	¥205,929	¥254,794	¥315,901	¥266,313	¥73,948
Ratio of earnings to fixed charges(2)	—	1.5	1.3	1.3	1.8	2.5

(1)	Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is not significant.
(2)	The earnings for the fiscal year ended March 31, 2009 were insufficient to cover fixed charges. The coverage deficiency for fixed charges for the fiscal year ended March 31, 2009 was ¥767,424 million.